Seabridge Gold Inc.

News Release

Trading Symbols:	TSX-V: SEA	FOR IMMEDIATE RELEASE
	AMEX: SA	June 7, 2006

Courageous Lake Drilling Encounters Gold Mineralization West of the FAT Deposit

Toronto, Canada… Seabridge Gold announced today that drill testing to the west of the main FAT deposit has discovered new gold mineralization which lies within the boundaries of the open pit design contained in the Preliminary Assessment on the project filed on SEDAR (see news release dated September 21, 2005). The results are expected to increase the projected mine life of the FAT deposit by converting waste to ore and widening and deepening the open pit design to capture gold resources located beneath the current pit design. The FAT deposit is located on Seabridge’s 100% owned Courageous Lake gold project in the Northwest Territories, Canada.

In February, Seabridge initiated a 15,000 meter core drill program at Courageous Lake. To date, 26 holes have been completed totaling approximately 7,100 meters. The balance of the program will be completed during the summer. The 2006 program was designed to increase the projected 8.5 year mine life of the project (see news release dated September 21, 2005) by testing: (1) higher grade structures within the FAT deposit which were not intersected in previous drilling; (2) two new structures to the west of the known deposit but within the projected open pit; and (3) a northern extension of the FAT deposit discovered in last year’s drilling.

In the winter program, eight holes tested for gold bearing zones west of the main FAT deposit (holes CL-041, 042, 043, 044, 046, 050, 053 and 056). Several new zones were intersected while others that had been recognized by past exploration, but not extensively tested, were confirmed and expanded. Most of the zones have been cataloged as waste material in the existing resource model. These zones are for the most part similar in style to the main FAT deposit.

Results from the eight holes are as follows:

Drill Hole Number	From (meters)	To (meters)	Length (meters)	Gold Grade (grams/tonne)
CL-041	No significant assays
CL-042	78.5	96.0	17.5	0.80
CL-043	304.0	317.5	13.5	1.61
CL-044	9.5	11.0	1.5	8.17
CL-046	No significant assays
CL-050	11.5	45.0	33.5	1.77
CL-053	67.5 140.3	75.4 151.3	7.9 11.0	1.02 0.75
CL-056	224.0	239.1	15.1	5.93

These eight drill holes were collared in an area covering 700 meters north-south (from section lines 4400N to 5100N) and 410 meters east-west (mine grid 2370 to 2780), representing approximately 30% of the strike length of the FAT deposit. All eight holes were drilled from west to east at an incline ranging

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from minus 55 to minus 70 degrees. True widths of these intercepts are not known at this time, but are likely to be confirmed in the next round of drilling.

Additional drilling is scheduled for this summer for resource definition in these western zones. The projected intersection of two of these zones may represent a significant target for resource expansion within the current pit design. A second and more important benefit of these new zones could be the “unlocking” of additional gold resources already defined in the FAT resource model which remain below the currently projected pit bottom. Following completion of the summer program, a new resource model and corresponding mine plan will be developed for the project, compliant with National Instrument 43-101.

To date, results have been released for 18 of the 26 holes completed during the winter phase of the 2006 program. Results from the 10 holes which tested for potential high grade zones were released in May (see news release dated May 3, 2006 for details). Results from the eight holes which tested for additional mineralization to the west are included in this release. Results from the eight holes which tested for strike extensions to the north (holes 045, 051, 057, 062, 063, 064, 065 and 066) have not yet been released.

Seabridge’s Courageous Lake project covers 53 kilometers of the Matthews Lake Greenstone Belt which hosts the 2 kilometer long FAT deposit. The FAT deposit contains an estimated 3.72 million ounces in the measured and indicated categories (50.4 million tonnes grading 2.30 grams of gold per tonne) plus an additional estimated 5.23 million ounces in the inferred category (77.4 million tonnes grading 2.10 grams of gold per tonne).

Exploration activities at the Courageous Lake gold project are being conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. Seabridge utilizes Acme Laboratories, located in Vancouver B.C., for all of its initial analytical work. Samples are prepared at Acme’s Yellowknife prep facility and shipped by them to Vancouver for fire assay. A rigorous quality control/quality assurance protocol was used on this program including blank and reference standards in every batch of assays, and duplicates and duplicate pulps at regular intervals.

Seabridge has acquired a 100% interest in nine North American gold resource projects. For a breakdown of the Company’s mineral resources by project and resource category please visit the Company’s website at http://www.seabridgegold.net/Resource.htm.

All resource estimates reported by the Company, with the exceptions of the historic estimates for the Grassy Mountain, Kerr Sulphurets and Hog Ranch projects, were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Company’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2005 and in the Company’s 20-F filed with the U.S. Securities and Exchange Commission (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD
"Rudi Fronk," President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292 • Fax: (416) 367-2711
Visit our website at www.seabridgegold.net Email: info@seabridgegold.net

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the adequacy or accuracy of this release.